Exhibit 99.1
Press Release
SIFY TO ANNOUNCE SECOND QUARTER FINANCIAL RESULTS ON OCTOBER 25, 2005
Chennai, India — October 14, 2005 — Sify Limited (Nasdaq National Markets: SIFY), India’s premier Internet, network and e-Commerce Services Company, today announced that it will report its financial results for the second quarter, ended September 30, 2005 on Tuesday, October 25 before the market opens.
The Company will also host a conference call to discuss results on October 25, 2005 at 8:30 AM ET. Interested parties may participate in the conference call by dialing 877-407-8031 (U.S. or Canada) or 201-689-8031 (international), five to ten minutes prior to the initiation of the call.
The conference call will also be webcast live over the Internet. The link for the Web cast will be available under the Investor Relations sections of the Company’s web site www.sifycorp.com. Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the webcast.
The online archive of the webcast will be available shortly after the conference call by dialing 877-660-6853 or 201-612-7415 and entering account number 286 and conference ID number 173273. Please allow for some time post conference call to access the archive of the webcast.
About Sify
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 126 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 104 cities. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6 K filed for the quarter ended June 30,2005 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Ms. Trúc N. Nguyen
Investor Relations	Investor Relations
Sify Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
david_appasamy@sifycorp.com	tnguyen@annemcbride.com